                                                                  Exhibit (b)(2)


                 Charlesbank Equity Fund V, Limited Partnership
                      c/o Charlesbank Capital Partners, LLC
                               600 Atlantic Avenue
                                   26th Floor
                           Boston, Massachusetts 02210


                                  June 7, 2002


IntelliMark Holdings, Inc.
c/o IntelliMark, Inc.
2300 Cottondale Lane
Suite 250
Little Rock, Arkansas  72202

Attention:  Stephen R. Bova

Ladies and Gentlemen:

      Reference is made to the proposed transaction (the "Tender Offer") in which an indirect subsidiary of IntelliMark Holdings, Inc. ("IntelliMark") would be merged into Technisource, Inc. ("Technisource") after conducting a tender offer for the outstanding common stock of Technisource pursuant to the terms of the draft Agreement and Plan of Merger (the "Merger Agreement") among IM Acquisition, Inc., Citrus Acquisition, Inc. and Technisource.

      Based on our discussions and on the financial statements, projections and other information furnished by IntelliMark to us regarding the Tender Offer, this letter evidences the commitment of Charlesbank Equity Fund V, Limited Partnership ("Charlesbank"), together with its affiliates, on the terms and conditions referred to in this commitment letter (the "Commitment Letter"), to invest up to $13,000,000 in IntelliMark in exchange for debt or equity securities subordinated to IntelliMark's senior debt facility in connection with the Tender Offer. The proposed investment is conditioned upon the satisfaction of all of the conditions to the obligations of the parties to effect the merger under the Merger Agreement.

      This Commitment Letter may not be amended, and no provision hereof shall be waived or modified, except by an instrument in writing signed by Charlesbank and IntelliMark. This Commitment Letter is the only agreement between Charlesbank and IntelliMark with respect to the transactions contemplated by the Merger Agreement and sets forth the entire understanding of the parties with respect thereto. This Commitment Letter and the commitment of Charlesbank and its affiliates hereunder shall not be assignable by IntelliMark without the prior written consent of Charlesbank. This Commitment Letter is solely for the benefit of the parties hereto and shall not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto.

This Commitment Letter may be executed in any number of counterparts, which together shall constitute one agreement, and delivery of an executed signature page by facsimile transmission shall be effective as delivery of a manually executed counterpart. This Commitment Letter shall be governed by and construed in accordance with the laws (other than the conflict of laws rules) of The Commonwealth of Massachusetts.

      Charlesbank is pleased to have the opportunity to assist you in connection with this proposed financing transaction.

                              CHARLESBANK EQUITY FUND V, LIMITED
                                    PARTNERSHIP

                              By:   Charlesbank Equity Fund V GP, Limited
                                    Partnership, its general partner

                                    By:   Charlesbank Capital Partners, LLC,
                                          its general partner

                                          /s/ Mark A. Rosen
                                          ----------------------------
                                          Name: Mark A. Rosen
                                          Title: Managing Director